ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 18, 2019

BY EDGAR	Robert Schmidt T +1 617 951 7831 F +1 617 235 9425 robert.schmidt@ropesgray.com

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Karen Rossotto

Re:	Stone Ridge Residential Real Estate Income Fund I, Inc. (the “Fund”)

File Numbers: 333-232263; 811-23451

Dear Ms. Rossotto:

On behalf of the Fund, we are transmitting for filing or will hereafter transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) under the 1933 Act to the Registration Statement on Form N-2, initially filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2019 (the “Registration Statement”) and previously amended by Pre-Effective Amendment No. 1 (“Amendment No. 1), filed on August 8, 2019.

Amendment No. 2 reflects changes made in response to comments of the SEC’s staff (the “Staff”) on the Registration Statement that were provided on October 2, 2019. For the convenience of the Staff, these comments have been restated below in their entirety. The Fund’s response follows each comment. Reference is also made to the Fund’s responses to the Staff’s comments on Amendment No. 1, made in a letter to the Staff dated August 8, 2019 (the “August 8 Letter”). References in the responses to the Fund’s prospectus or statement of additional information are to those filed as part of Amendment No. 2. In addition to revisions made in response to Staff comments, certain other changes have been made in Amendment No. 2. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

This letter omits confidential information for which we seek confidential treatment under the Freedom of Information Act. The portion of this letter for which confidential treatment is sought is marked as [Redacted - Confidential Treatment Requested]. A separate unredacted version of this letter has been delivered to the Staff.

August 8 Letter Responses

1.	Staff Comment: The Staff has a number of comments related to the Fund’s response to comment 3:

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a.

The response includes the following: “A substantial portion of the Fund’s investments will consist of interests in private investment vehicles that will invest in single family rental properties.” The Staff believes the prospectus reads as though the Fund will primarily hold direct interests in single family properties. How will the Fund’s investments be allocated between investments in rental properties through private vehicles and direct investments in such properties?

Response: The Fund’s investments will consist primarily of interests in private investment vehicles that provide exposure to single family rental properties, rather than direct investments in such properties. The Fund has extensively revised its strategy disclosure to clarify this point. Please see Appendix A, which includes a version of the Fund’s summary strategy disclosure marked against the disclosure as included in Amendment No. 1.

At least 40% of the Fund’s portfolio will consist of assets that qualify as “investment securities” within the meaning of Section 3(a)(1)(C) under the 1940 Act. As discussed in detail in the Fund’s response to comment 3 in the August 8 Letter and in its response to comment 1.h below, the Fund considers its interests in private investment vehicles to be “investment securities” when it has a passive interest in such vehicles and such vehicles are not majority-owned subsidiaries. [Redacted - Confidential Treatment Requested] The Fund does not consider directly held interests in properties to be “investment securities.” Accordingly, the Fund cannot invest more than 60% of its portfolio in direct interests in properties or any other assets that would not constitute “investment securities” (considered in the aggregate). The Fund notes that its existing disclosure includes a statement to this effect. Please see Appendix A.

While the Fund retains the flexibility to make direct investments in properties up to the maximum amount that would be consistent with its “investment company” status, the Fund supplementally notes that it does not expect that its portfolio will initially contain any direct investments in properties.

b.	The Fund states that it will invest in entities organized as “partnerships, limited liability companies or as similar business entities.” Please clarify what these similar business entities are.

Response: The Fund intended the phrase “similar business entities” to be a catch-all to include any types of business organizations not specifically enumerated. The Fund expects that the private investment vehicles in which it invests will typically be

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partnerships or limited liability companies. The Fund has included a sentence to this effect in its strategy disclosure.

c.

The Fund discusses the percentage ownership the Fund will have in private investment vehicles and the nature of that ownership. For each private investment vehicle, what level of economic ownership and what level of control will there be?

Response: [Redacted - Confidential Treatment Requested] Subject to this constraint, the Fund has the flexibility to invest in private investment vehicles with any level of voting control or economic ownership.

With respect to each private investment vehicle in which the Fund invests, the applicable real estate operator or its affiliate will act as the general partner or managing member and manage the day-to-day operations of such vehicle (e.g., locating and acquiring properties, conducting renovations, managing the rental relationship, selling properties when appropriate and managing the books and records of the entity). The real estate operator will also hold equity in each vehicle. The Fund will generally have the right, alongside other equity holders in the vehicle, if any, to approve extraordinary actions (e.g., mergers, liquidations, or extensions of terms) to be taken by the company and may have approval rights with respect to certain other matters depending on the investment vehicle.

d.

The Fund states that it expects to be a “passive investor with respect to a substantial portion of” the interests that it holds. Will the Fund invest in any private investment vehicles where it is active in management? What proportion of the Fund’s assets will consist of such interests? Will these interests be treated as investment securities for purposes of the Fund’s 3(a)(1)(C) analysis?

Response: As described above, with respect to each private investment vehicle in which the Fund invests, the applicable real estate operator or its affiliate will act as the general partner or managing member and manage the day-to-day operations of such vehicle. The Fund will not be active in managing the day-to-day affairs of such vehicle.

e.

The Fund states that “the Commission has indicated that interests in limited partnerships formed for purposes of investing in real estate may not be securities within the meaning of Section 3(a)(1)(C) . . . [when the issuer] owns more than 50% of the limited partnership interests in all the limited partnerships in which it invests.”

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How does the Fund interpret this? Is it on a company-by-company basis, or as a totality, across all the LP interests that the Fund owns?

Response: The Fund interprets this test to apply with respect to voting interests and on a company-by-company basis.

f.

With respect to partnership interests, the Fund states that it “will not have the ability to replace the general partners in all cases.” Does the Fund intend to invest in any LPs in which it would have the authority to dismiss the general partner?

Response: [Redacted - Confidential Treatment Requested]

g.

The Fund states that its directly held investments in non-subsidiary partnerships and limited liability companies “will not generally constitute investments in ‘majority-owned subsidiaries.’” Please explain what “generally” means in this context. If these investments will never be “majority-owned subsidiaries” (or if this will primarily be the case), please revise to clarify that.

Response: As noted above, at least 40% of the Fund’s portfolio will consist of assets that qualify as “investment securities” within the meaning of Section 3(a)(1)(C) under the 1940 Act. The Fund is aware that “majority-owned subsidiaries,” within the meaning of the 1940 Act, are not “investment securities” and the Fund, although it may have such subsidiaries, will not count them towards the 40% threshold.

h.

The Fund states that though it “may own more than 50% of the economic interests in an investment vehicle, the Fund will, as noted above, waive its voting rights or other formal control privileges with respect to such vehicles to the extent necessary to preserve its investment company status.” What authority are you using to determine that, if the Fund waives its rights and formal control privileges, the investment can count as an investment security for purposes of 3(a)(1)(C)? Please revise your analysis here to make it clearer for the Staff.

Response: [Redacted - Confidential Treatment Requested]

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Therefore, the conclusion referenced in the Staff’s comment is not essential to the Fund’s status as an investment company. However, the Fund does believe that, in instances where it owns greater than 50% of the economic interests in a private investment vehicle but waives its voting rights permanently, the Fund’s interest in such private investment vehicle does constitute an “investment security” for purposes of Section 3(a)(1)(C) under the 1940 Act. The key authorities supporting the point that such interest are “securities” within the meaning of the 1940 Act are those set forth in the Fund’s response to comment 3 in the August 8 Letter, namely: Williamson v. Tucker, 645 F.2d 404, 424 (5th Cir. 1981); Mayer v. Oil Field Systems Corp., 721 F.2d 59, 65 (2d. Cir. 1983) (finding that a limited partnership interest “generally is a security because such an interest involves investment ‘in a common enterprise with profits to come solely from the efforts of others”); and SEC Investment Co. Act Release No. IC-8456 (Aug. 9, 1974). The below analysis supplements the Fund’s response to comment 3 in the August 8 Letter. (As explained in the August 8 Letter, the Fund’s interests in private investment vehicles where it permanently waives voting rights would not constitute majority-owned subsidiaries for purposes of Section 3(a)(1)(C). Therefore, such interest are “investment securities” if they are “securities.”)

Extensive case law supports the principle that partnership interests are securities when the interest holder lacks meaningful, hands-on control of an underlying entity. In determining whether an interest constitutes a security, courts have long focused on substance over form, placing an emphasis on economic reality. SEC v. W. J. Howey Co., 328 U.S. 293, 299 (1946). Building on the third factor in the Howey test, courts have applied the Williamson factors to determine whether a general partnership interest constitutes a security. Williamson v. Tucker, 645 F.2d 404, 423 (5th Cir. 1981). Under the Williamson test, a partnership interest (in this case, a general partnership interest) would qualify as an investment contract under any one of the following situations: “(1) an agreement among the parties leaves so little power in the hands of the partner or venturer that the arrangement in fact distributes power as would a limited partnership; or (2) the partner or venturer is so inexperienced and unknowledgeable in business affairs that he is incapable of intelligently exercising his partnership or venture powers; or (3) the partner or venturer is so dependent on some unique entrepreneurial or managerial ability of the promoter or manager that he cannot replace the manager of the enterprise or otherwise exercise meaningful partnership or venture powers.” Williamson, 645 F.2d at 424. The Fund’s interests in private investment vehicles (even when the Fund owns greater than 50% economic interest) would satisfy either the first or third prongs of the Williamson test, as the Fund will exercise no day-to-day management authority with respect to such vehicle and will be reliant on the unique expertise of the real estate operator to acquire and manage individual properties. See also SEC v. Friendly Power

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Company, 49 F.Supp.2d 1363, 1369 (S.D.Fla. 1999) (finding a general partnership interest to be a security when general partners outsourced their management responsibilities); Cohen v. Goodfriend, 642 F. Supp. 95, 99 (E.D.N.Y. 1986) (finding a general partnership interest to be a security where the general partner believed that he had been sold a limited partnership interest); SEC v. Merchant Capital LLC, 483 F.3d 747, 757 (11th Cir. 2007) (citing Albanese v. Fla. Nat’l Bank, 823 F.2d 408, 412 (11th Cir. 1987)) (finding a limited partnership interest to be a security “where removal of the general partner is only for cause, and investors have no other ability to impact management, the interest is an investment contract as a matter of law.”); Merchant, 483 F.3d at 760-61 (finding that an investment security existed when the powers of partners in a registered limited liability partnership to remove or control the manager were illusory due to a lack of information or ballot restrictions, even if they had formal voting privileges).

The Fund submits that its lack of voting and control rights would force it to rely on the general partner, supporting a finding that an investment security exists under Section 3(a)(1)(C).

i.

In the final paragraph of the response, the Fund argues that it would also be considered an investment company on the basis of Section 3(a)(1)(A) of the 1940 Act on the ground that it “will hold itself out as being engaged primarily ‘in the business of investing, reinvesting, or trading in securities.’” The Staff believes that this line of reasoning does not work based on the current prospectus disclosure. As drafted, the prospectus suggests that the Fund will invest primarily in single family properties, which are not securities.

Response: The Fund has extensively revised its strategy disclosure to clarify that its investments will consist primarily of interests in vehicles that provide exposure to single family rental properties, rather than direct investments in such properties. As described in the foregoing responses, the Fund’s interests in private investment vehicles will predominately constitute “investment securities” within the meaning of Section 3(a)(1)(C), which are necessarily “securities” for purposes of Section 3(a)(1)(A). Please see Appendix A.

2.

Staff Comment: In the Fund’s response to comment 7, the Fund states that it “retains the flexibility to adjust the strategies of Subsequent Funds based on market conditions or other considerations.” Please ensure that this concept is disclosed in the Registration Statement.

Response: The requested change has been made.

3.	Staff Comment: Also in the Fund’s response to comment 7, the Fund discusses conflicts in the Adviser’s allocation of opportunities between funds, and states that “instances where the

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Fund and Subsequent Fund would have uninvested capital to deploy at the same time are expected to be limited.” Even if the Fund is closed to new investment prior to the launch of a Subsequent Fund, would the Fund not still be intermittently selling assets and reinvesting the proceeds? The quoted language appears not to address this.

Response: The Fund agrees with the Staff that there may be instances when the Fund and a Subsequent Fund may be seeking to invest capital at the same time. The Fund will intermittently sell assets and reinvest the proceeds after it is closed to new investment. However, because the Fund does not expect high portfolio turnover during its term and intends to gradually return capital to investors after it has closed its subscription period, the amount of capital available to invest by the Fund after it closes its subscription period will be limited. Thus, instances where the Fund and Subsequent Fund would have capital to deploy at the same time are expected to be limited, although, per the Staff’s comment, some such instances may occur. To the extent such a scenario arises, the Adviser has an allocation policy to address such conflicts pursuant to which the Adviser seeks to ensure that no account that it advises is favored over any other account. Under the policy, investment opportunities are allocated among accounts of the Adviser based on the participating account’s size, diversification, cash availability, investment objectives and any other relevant factors.

4.	Staff Comment: The Staff is still considering whether the prospectus disclosure regarding Subsequent Funds constitutes an “offer.”

Response: Noted.

5.

Staff Comment: In the disclosure revised in response to comment 9.a, the Fund states that the Adviser retains broad flexibility to allocate Fund assets in its discretion. Please disclose supplementally the percentages of direct versus indirect investments in real estate properties. Also update the disclosure if appropriate.

Response: The Fund does not believe that direct investments in properties constitute “investment securities” for purposes of Section 3(a)(1)(C) under the 1940 Act, and, accordingly, the Fund cannot invest more than 60% of its portfolio in such assets, together with other assets that would not be “investment securities.” The Fund notes that its existing disclosure includes a statement to this effect. Please see Appendix A. Please also see the Fund’s response to comment 1.a above.

6.	Staff Comment: The Staff has several comments related to the disclosure revised in Fund’s response to comment 11:

a.	The Fund states that it “intends to acquire homes primarily by working with companies. . . .” Please clarify what “working with” means; how will the companies

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acquire the properties? The Fund also states that it may “invest in single family rental properties by investing in private investment vehicles.” Please clarify the difference between “working with companies” to acquire properties and investing through these private investment vehicles.

Response: The Fund used the term “working with” in a broad sense to encompass two ways in which the Fund may invest in single family rental investments: (i) by investing in single family rental properties though private investment vehicles sponsored by (or entering similar arrangements with) real estate operators, and (ii) acquiring interests directly in these single family rental properties found by the real estate operators. In the interest of clarity, the Fund has removed the referenced language from its disclosure and has otherwise extensively rewritten its strategy description to clarify its focus on investments in private vehicles through which it will obtain exposure to single family rental properties. Please see Appendix A.

b.

The Fund states that it will “negotiate the operating agreement, property management agreement, administration agreement and/or other agreements in connection with its investment in a private investment vehicle, or, in some cases, may invest in preexisting vehicles on terms that are acceptable to the Fund.” Are these investments considered investment securities if they are subject to contracts negotiated by the Fund? Will a majority of the Fund’s private vehicle investments be subject to bespoke arrangements of this type? Please also further explain what is meant by “preexisting vehicle.”

Response: A majority of the Fund’s portfolio will be invested in private vehicles that acquire, hold, operate and sell single family rental properties. In some cases, the Fund will play a role in negotiating the operative documents governing such private vehicles. In other cases, the Fund will invest in an established vehicle where the operative documents are in place and not subject to substantive negotiation (other than negotiations of side letters, subscription agreements and similar ancillary investment documents). The term “preexisting vehicle” had been intended to refer to the latter scenario. The Fund has revised its disclosure to clarify this distinction. Please see
Appendix A.

The Fund believes that private investment vehicles whose operative documents the Fund negotiates are investment securities for purposes of Section 3(a)(1)(C) under the 1940 Act, provided the Fund is otherwise a passive investor in such vehicle. The Fund does not believe that any role it plays in negotiating governing documents would alter the analysis or conclusions set forth in the response to comment 3 in the August 8 Letter or comment 1.h above. Negotiations regarding operative documents often take place in connection with private placements of securities. Such

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negotiations do not have bearing on the status of such instruments as “securities” for securities law purposes.

c.	The Fund states that it “may or may not control the management of the affairs of a private investment vehicle.” Please reconcile this statement with your response to comment 3.

Response: Please see the Fund’s response to comment 1.c.

d.

The Fund states that it will invest in private investment vehicles structured as limited partnerships, limited liability companies, private REITs and “other legal forms.” Please explain what these “other legal forms” are.

Response: Please see the Fund’s response to comment 1.b. The Fund has also removed the phrase from its disclosure. Please see Appendix A.

7.

Staff Comment: In the disclosure revised in response to comment 12, the Fund states that it may invest in “private investment vehicles alongside other financial investors, real estate operators and other investors.” Please supplementally explain who these “other investors” are.

Response: The Fund has revised its disclosure to remove the reference to “other investors.” Please see Appendix A.

8.

Staff Comment: In the disclosure revised in response to comment 14, the Fund states, in reference to debt instruments, that it may purchase “all rights, title and interest in the instruments . . . directly from the entity that originated or sourced such instruments.” Please provide additional information on what these instruments are. Does the Fund consider these instruments to be securities?

Response: The quoted language had been intended to refer to the debt instruments enumerated in the list that preceded the quoted language. In the interest of clarity, the Fund has removed the quoted language and has otherwise revised the relevant disclosure to clarify that it, in addition to common stock interests in private investment vehicles, the Fund may invest in debt instruments (including mortgage loans on individual or a pool of properties and mezzanine debt secured indirectly by properties) and private equity securities issued by private investment vehicles sponsored by a real estate operator or other types of investors in single family rental properties. The Fund considers these debt instruments and preferred equity securities to be securities. Please see Appendix A.

9.	Staff Comment: In the Fund’s response to comment 16.b, the Fund states that it is “not subject to a stated limit on the percentage of its portfolio that it can allocate to assets sourced

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from a single real estate operator.” Please include disclosure on the risk of exposure to one particular real estate operator.

Response: The Fund has revised its disclosure to clarify that it is not subject to a stated limit on the percentage of its portfolio that it can allocate to assets that it obtains through a single real estate operator. Please see Appendix A. The Fund notes its prospectus already includes disclosure of the risks related to exposure to a limited number of real estate operators under “Risk Considerations—Ramp-Up and Exposure Risk.” Notwithstanding the foregoing, the Fund has added the following as the last sentence in that risk disclosure:

The Fund is not subject to limits on the percentage of its portfolio that it can allocate to assets it obtains from a single real estate operator. In instances where the Fund obtains a high percentage of its assets from a single real estate operator, it will face elevated risks associated with that operator, including risks associated with such real estate operator’s business operations and financial condition.

10.

Staff Comment: In the same paragraph, the Fund states that its assets will consist of “equity and possibly debt where the issuer is an entity (other than a real estate operator) that has ownership of, liens on or other interests in real estate.” Please supplementally clarify what entity the Fund is buying from in this situation.

Response: In this situation, the Fund would acquire equity or debt securities issued by a private investment vehicle managed by a real estate operator.

11.	Staff Comment: Please supplementally disclose the names of the real estate operators that the Staff inquired about in comment 16.c. The Staff also reiterates comment 16.g.

Response: [Redacted – Confidential Treatment Requested.]

12.

Staff Comment: In the Fund’s response to comment 16.e, the Fund states that the terms of its agreements with each real estate operator will be “consistent with those generally available to institutional investors on the particular operator.” Please explain what this response means.

Response: The Fund intended its response to mean that its investments through real estate operators will take place on market terms generally available to institutional investors.

13.

Staff Comment: In the Fund’s response to comment 16.f, the Fund “supplementally notes that it may engage in certain transactions in reliance on Rule 17a-6 under the 1940 Act.” Please explain supplementally what transactions will fall into this category.

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Response: [Redacted - Confidential Treatment Requested]

14.

Staff Comment: In the Fund’s response to comment 26, the Fund lists three ways in which it will maintain liquid assets sufficient to satisfy the requirements of Rule 23c-3(b)(10)(i) under the 1940 Act, and then states that “both of these approaches are consistent with existing prospectus disclosure.” Please address the discrepancy.

Response: All three of the referenced approaches are consistent with existing prospectus disclosure and the Fund’s anticipated practices. The Fund’s use of the word “both” was inadvertent.

Prospectus

Cover—Investment Strategy

15.

Staff Comment: The disclosure states that the Fund “pursues its investment objective by investing primarily in single family rental properties, or in assets providing exposure to such properties.” Is this accurate? Please clarify whether the Fund will invest in investment vehicles or in the properties themselves.

Response: The Fund has revised its disclosure to clarify that its investments will consist primarily of interests in vehicles that provide exposure to single family rental properties, rather than direct investments in such properties. Please Appendix A. Conforming changes have been made to the prospectus cover.

16.	Staff Comment: The disclosure states that the Fund makes single family rental investments primarily by “sourcing assets” through real estate operators that acquire, improve and manage properties.

a.	Please clarify what “sourcing assets” means.

b.	Please clarify what the private investment vehicles are and how the Fund intends to use them.

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Response: The Fund has removed the phrase “sourcing assets” from its strategy disclosure and has clarified the nature and use of private investment vehicles. Please see Appendix A. Conforming changes have been made to the prospectus cover.

17.

Staff Comment: The disclosure states that the Fund may acquire homes through such operators “directly, through wholly-owned and controlled subsidiaries of the Fund, or through private investment vehicles.” Please supplementally explain whether the Fund’s direct investments are necessarily made through wholly-owned subsidiaries.

Response: To the extent the Fund acquires interests in properties directly (i.e., not through a private investment vehicle), it may hold them either directly or through wholly-owned subsidiaries.

18.	Staff Comment: The August 8 Letter contemplates the possibility that investors will have investments in Subsequent Funds.

a.	Is it possible that an investor could simultaneously have investments in the Fund as well as one or more Subsequent Funds?

Response: The Fund confirms that this is possible.

b.

Will the Fund provide notice of any strategy differences between funds? Is it possible that an investor could end up owning shares in a Subsequent Fund with a different strategy from the Fund without intending to?

Response: Fund investors will receive advance notice of any strategy differences between the Fund and a Subsequent Fund. Each Subsequent Fund, like the Fund, will be registered under the 1933 Act and under the 1940 Act. The prospectus and statement of additional information of any Subsequent Fund will be available on EDGAR before any investments can be made, and each Subsequent Fund will adhere to statutory prospectus delivery requirements. Although Fund dividends and capital gains distributions will be invested in a Subsequent Fund by default, Fund investors will have the opportunity to opt out of these automatic investments. Therefore, Fund investors should not end up owning shares in a Subsequent Fund with a different strategy from the Fund without intending to.

Prospectus Summary—Investment Objective and Principal Investment Policies—Single Family Rental Investments, page 2

19.	Staff Comment: The disclosure states that the Fund’s investments in single family rental properties may at times be “concentrated” in a limited number of geographic regions. Please

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use a different word instead of “concentrated,” which has a legal meaning under the 1940 Act.

Response: Please see Appendix A.

20.

Staff Comment: The disclosure states that the private investment vehicles in which the Fund invests “will generally be business entities, such as partnerships or limited liability companies, formed for the purpose of investing in particular types of single family rental investments selected based on criteria agreed upon between the Fund (and other investors, if applicable) and a real estate operator, and will be administered by such operator.” Please clarify the relationships among the Fund, the real estate operator and the private investment vehicle. Who forms the vehicles? Does the Fund consider them “investment securities” for purposes of Section 3(a)(1)(C)? Please revise the disclosure as needed, but also provide a more detailed explanation supplementally.

Response: “Real estate operators” are businesses with expertise in acquiring, improving and managing single family rental properties. Real estate operators form private investment vehicles through which unaffiliated investors, such as the Fund, may obtain exposure to single family rental properties. The Fund will contribute capital to such real estate investment vehicles, and real estate operators will operate and administer the vehicles. The Fund has revised its disclosure to clarify these concepts. Please see Appendix A.

The Fund considers its interests in these vehicles “investment securities” insofar as they are passive positions and not majority-owned subsidiaries. Please see the Fund’s response to comment 1.h above.

Prospectus Summary—Investment Objective and Principal Investment Policies—Leverage, page 5

21.

Staff Comment: The disclosure states that the Fund may obtain leverage through “derivative instruments that afford the Fund economic leverage or other investments.” Please disclose the derivatives the Fund uses as a principal investment strategy in this section.

Response: The referenced disclosure has been deleted. The Fund does not intend to use derivatives as a principal investment strategy.

Special Risk Considerations—Portfolio Acquisitions and Dispositions, page 12

22.

Staff Comment: The disclosure states that “[t]he Fund may, directly or indirectly through a private investment vehicle, acquire or sell properties in bulk from or to other property owners, banks, and loan servicers.” Should disclosure regarding bulk transactions be included in the Fund’s strategy disclosure?

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Response: The requested change has been made. Please see Appendix A.

Special Risk Considerations—Below Investment Grade Securities and Unrated Securities Risk, page 17

23.

Staff Comment: The disclosure states that “[t]he Fund may have exposure, without limitation, to investments that are rated below investment grade or that are unrated but are judged by the Adviser to be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization.” If the Fund will not invest in subprime loans (as it discloses elsewhere), what investments of the Fund would be considered below investment grade? Please disclose these types of investments in the strategy section as appropriate.

Response: The Fund may invest in subordinated mortgage loans or mezzanine debt, as explained in its strategy disclosure. These debt instruments may be below investment grade, but would not be “subprime mortgage loans” made to consumers with poor credit. The Fund does not expect to invest in mortgage loans to individual consumers and has revised its disclosure to clarify that point.

Potential Conflicts of Interest, page 33

24.

Staff Comment: The disclosure states on page 33 of the prospectus that “the Adviser or a related entity may from time to time make equity investments in one or more real estate operators through which the Fund may purchase real estate assets.” Please clarify the relationships at issue here. Please also comment on whether real estate operators would be affiliates of the Fund and any related 1940 Act implications.

Response: To the extent the Adviser makes an equity investment in a real estate operator, it will own less than 5% of the outstanding voting securities of the real estate operator and will otherwise not satisfy any of the criteria that would make it an “affiliated person” of the real estate operator within the meaning of the 1940 Act. Please see the Fund’s response to comment 20 above for a discussion of the relationship between the Fund and real estate operators.

*        *        *

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Should members of the Staff have any questions or comments, please contact the undersigned at (617) 951-7831.

Very truly yours,

/s/ Robert Schmidt

Robert Schmidt

cc:	Xiao Zhu, Stone Ridge Asset Management LLC

Lauren D. Macioce, Stone Ridge Asset Management LLC

Elizabeth J. Reza, Ropes & Gray LLP

Gregory C. Davis, Ropes & Gray LLP

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Appendix A

(Stone Ridge Residential Real Estate Income Fund I, Inc. – Marked Strategy Disclosure)